

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of Magna International Inc. (the ''Corporation'') will be held at the Main Stage Theatre, The Toronto Centre for the Arts, 5040 Yonge Street, Toronto (North York), Ontario, Canada, on Thursday, May 8, 2003, commencing at 10:00 a.m. (Toronto time) for the following purposes:

(a) To receive the Annual Report, including the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditor's Report thereon;

(b) To elect directors;

(c) To re-appoint the Auditor, based on the recommendation of the Audit Committee of the Board of Directors, and authorize the Audit Committee to fix the Auditor's remuneration; and

(d) To transact such further or other business or matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Only shareholders of record at the close of business on March 25, 2003 will be entitled to notice of the meeting.

The Annual Report containing the Consolidated Financial Statements of the Corporation, a Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Annual Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors.

J. BRIAN COLBURN
Secretary

April 2, 2003
Aurora, Ontario

Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the ''Circular'') is furnished to shareholders of Magna International Inc. (the ''Corporation'' or ''Magna'') in connection with the **solicitation by and on behalf of the management** of the Corporation of proxies to be used at the Annual Meeting of Shareholders (the ''Meeting'') of the Corporation to be held at the Main Stage Theatre, The Toronto Centre for the Arts, 5040 Yonge Street, Toronto (North York), Ontario, Canada, on Thursday, May 8, 2003, commencing at 10:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the ''Notice'').

This Circular, the Notice and the accompanying form(s) of proxy are first being mailed to shareholders of the Corporation on or about April 2, 2003 to shareholders of the Corporation of record as of the close of business on March 25, 2003. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form(s) of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted. In addition, in this Circular a reference to a ''fiscal year'' is a reference to the fiscal or financial year running from January 1 to December 31 of the year stated.

APPOINTMENT AND REVOCATION OF PROXIES

Registered Holders

The persons named in the accompanying form(s) of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form(s) of proxy.** This right may be exercised either by striking out the names of the management nominees where they appear on the front of the applicable form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by a duly authorized officer or attorney thereof.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive offices of the Corporation at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, addressed to the Secretary of the Corporation; or (ii) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Proxy Department at any time up to and including 5:00 pm (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

Non-Registered Holders

Only registered holders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares beneficially owned by a holder (a ''Non-Registered Holder'') are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

In accordance with the requirements of National Instrument 54-101applicable under Canadian securities laws, the Corporation will be distributing copies of the Notice, this Circular, the accompanying form(s) of proxy and the Corporation's Annual Report to Shareholders (collectively, the ''meeting materials'') to the depository and intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, **Non-Registered Holders who have not waived the right to receive the meeting materials** will either:

(a) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

(b) less typically, be given a proxy which has already been signed by the intermediary (usually by way of a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the proxy should otherwise properly complete and deposit it with the Corporation, Computershare Trust Company of Canada or Computershare Trust Company Inc., as described above. This proxy need not be signed by the Non-Registered Holder.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. A Non-Registered Holder who receives a voting instruction form should follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies.**

A Non-Registered Holder may revoke a voting instruction form (or proxy) or a waiver of the right to receive the meeting materials given to an intermediary, at any time, by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form (or proxy) or a revocation of a waiver of the right to receive the meeting materials that is not received by the intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form(s) of proxy will be voted for or withheld from voting (abstain) on the election of directors, the re-appointment of the Auditor, based on the recommendation of the Audit Committee of the Board of Directors, and the authorization of the Audit Committee to fix the remuneration of the Auditor, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular and FOR the re-appointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee to fix the Auditor's remuneration.

The accompanying form(s) of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments or postponements thereof. As of the date of this Circular, the Corporation is not aware of any other matter to be addressed at the Meeting.

RECORD DATE

The board of directors of the Corporation (the ''Board'') has fixed the close of business on March 25, 2003 as the record date (the ''Record Date'') for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at the Record Date there were issued and outstanding 94,504,074 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at the Record Date there were issued and outstanding 1,096,509 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 500 votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at the Record Date:

	Class of Shares	Number of Shares	Percentage of Class
Stronach Trust	Class B	726,829(1)	66.3%
Magna Deferred Profit Sharing Plan (Canada)	Class B	111,444	10.2%

(1) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by the Stronach Trust. Mr. Frank Stronach, the Chairman of the Corporation, Ms. Belinda Stronach, the President and Chief Executive Officer and a director of the Corporation, and two other members of their family are the trustees of the Stronach Trust. Mr. F. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

The Corporation has been advised that the Stronach Trust intends to vote its Class B Shares for the election of the management nominees named in this Circular as directors of the Corporation and for the reappointment of Ernst & Young LLP as Auditor and the authorization of the Audit Committee of the Board of Directors to fix the Auditor's remuneration.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditor's Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor's Report are included in the Corporation's 2002 Annual Report which is being mailed to shareholders with the Notice and this Circular.

BOARD OF DIRECTORS

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of five (5) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on September 17, 1992 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors currently is set at twelve (12). The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form(s) of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the twelve (12) persons whose names are set forth below, all of whom are now and have been directors for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his/her vote from any individual nominee by striking a line through the particular nominee's name in the applicable form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares of the Corporation, the Class A Subordinate Voting Shares and Class B Shares of its public subsidiaries, Decoma International Inc. (''Decoma''), Intier Automotive Inc. (''Intier'') and Tesma International Inc. (''Tesma'') and the Class A Subordinate Voting Stock and Class B Stock of its public subsidiary Magna Entertainment Corp. (''MEC''), beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at the Record Date:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class	Tesma Class A Subordinate Voting Shares/ Per Cent of Class	Decoma Class A Subordinate Voting Shares/ Per Cent of Class	MEC Class A Subordinate Voting Stock/Per Cent of Class	Intier Class A Subordinate Voting Shares/Per Cent of Class
William H. Fike	66	Jun.5/95	None	Consultant and Corporate Director	5,955 (4)	nil	nil	nil	1,006 (4)	nil
Manfred Gingl	54	Jan.14/02	Executive Vice-Chairman	Executive Vice-Chairman of the Corporation and Vice-Chairman and Chief Executive Officer, Tesma International Inc. (Manufacturing)	nil	nil	282,230 (9)/ 1.6%	nil	nil	nil
Michael D. Harris (2)	58	Jan.7/03	None	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)	nil	nil	nil	nil	nil	nil
Edward C. Lumley (2) (3)	63	Dec.7/89	None	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	3,202 (4)	nil	1,000 (4)	1,000 (4)	17,547 (4)	2,288 (4)
Karlheinz Muhr (1)	46	Mar.8/99	None	Chairman and Chief Executive Officer, Volaris Advisors (Risk and Asset Management)	943 (4)	nil	nil	nil	15,000 (4)	nil
Gerhard Randa	58	Jul.19/95	None	Chairman and Chief Executive Officer, Bank Austria AG (Investment and Corporate Banking)	1,202 (4)	nil	nil	nil	47 (4)	nil
Donald Resnick (1) (5)	75	Feb.25/82	None	Corporate Director	1,202 (4)	nil	nil	2,000 (4)	47 (4)	1,000 (4)
Royden R. Richardson (1) (2) (5)	49	Oct.3/90	None	President, RBQ Limited (Investments)	31,202 (4)	nil	nil	nil	2,047 (4)	nil
Belinda Stronach	36	Dec.8/88	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	20,300 (4)(7)	nil (6)(7)(8)	nil (10)	2,300 (4)(11)	60 (4)(12)(13)	nil (14)
Frank Stronach	70	Dec.10/68	Chairman of the Board	Partner, Stronach & Co (Consultant)	nil (7)	726,829/ 66.3% (6)(7)(8)	nil (10)	14,938,149 41.3% (11)	3,582,515/7.4% (12) 5,028,014/10.4% (13)	nil (14)
Franz Vranitzky	65	Jun.11/97	None	Corporate Director	1,067 (4)	nil	nil	nil	20 (4)	nil
Siegfried Wolf	45	Mar.8/99	Executive Vice-Chairman	Executive Vice-Chairman of the Corporation and Chairman of the Supervisory Board, Magna Steyr	20,000 (4)	nil	1,000 (4)	nil	2,000 (4)	10,000 (4)

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Lead Director of the Board of Directors.

(4) These shares represent less than 1% of the class.

(5) Member of the Environmental Committee.

(6) An associate of Mr. F. Stronach and Ms. Stronach, the Stronach Trust, holds an aggregate of 726,829 Class B Shares.

(7) The Magna Deferred Profit Sharing Plan (Canada) (the "Canadian Plan") is an associate of Mr. F. Stronach which held 2,484,275 Class A Subordinate Voting Shares and 111,444 Class B Shares as at the Record Date. The trustee of the Canadian Plan is The Canada Trust Company, which has the power to vote the shares in the Canadian Plan; provided however, that Mr. F. Stronach as Chairman of the Corporation retains the right to direct the trustee in regard to voting and disposing of the shares in such Plan. The Employees Deferred Profit Sharing Plan (U.S.) (the "U.S. Plan") is an associate of Mr. F. Stronach and Ms. Stronach, who are two of three trustees of the U.S. Plan, which held 1,651,645 Class A Subordinate Voting Shares as at the Record Date. Mr. F. Stronach and Ms. Stronach were not and are not beneficiaries of either Plan.

865714 Ontario Inc. ("865714") was incorporated to provide a continuing separate vehicle for the acquisition of Magna shares and the sale thereof to members of Magna management. Pursuant to a unanimous shareholder agreement, Magna has the right to direct 865714 in regard to disposing of any Magna shares held by 865714. Mr. F. Stronach and Ms. Stronach were not and are not shareholders of 865714. 865714 owned 91,740 Class B Shares as of the Record Date.

Taking into account the Magna shares held by the Canadian Plan, the U.S. Plan and 865714, as applicable, as at the Record Date, Mr. F. Stronach and Ms. Stronach (through the Stronach Trust, an associate of both Mr. F. Stronach and Ms. Stronach) and these associates control approximately 72.7% of the votes carried by the Class A Subordinate Voting Shares and Class B Shares in the case of Mr. F. Stronach and approximately 63.9% of the votes in the case of Ms. Stronach.

(8) These Class B Shares are held by 445327 Ontario Limited, all of whose shares are directly owned by an associate of Mr. F. Stronach and Ms. Stronach, the Stronach Trust. Mr. F. Stronach and Ms. Stronach and two other members of their family are the trustees of the Stronach Trust. Mr. F. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(9) 262,166 of the Class A Subordinate Voting Shares of Tesma held by Mr. Gingl are owned by Wahlheim Capital Inc., a company controlled by Mr. Gingl.

(10) This figure excludes the 14,223,900 Class A Subordinate Voting Shares of Tesma issuable on conversion by the Corporation of its 14,223,900 directly and indirectly owned Class B Shares of Tesma. The Corporation is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach.

(11) 14,938,149 Class A Subordinate Voting Shares of Decoma are owned directly and indirectly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach. This figure excludes the 31,909,091 Class A Subordinate Voting Shares of Decoma issuable on conversion by the Corporation of its 31,909,091 directly and indirectly owned Class B Shares and the Class A Subordinate Voting Shares issuable on conversion of its Convertible Series Preferred Shares of Decoma.

(12) These shares of Class A Subordinate Voting Stock of MEC are owned by Fair Enterprise Limited ("Fair Enterprise"), all of the shares of which are held by Bergenie Anstalt, an estate planning vehicle for the Stronach family. Mr. F. Stronach shares control or direction over these shares. Mr. F. Stronach's estate is a member of the class of potential beneficiaries under Bergenie Anstalt.

(13) 4,362,328 shares of Class A Subordinate Voting Stock of MEC are owned directly by the Corporation, which in turn is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach. This figure excludes the 58,466,056 Class A Subordinate Voting Stock of MEC issuable on conversion by the Corporation of its 58,466,056 directly and indirectly owned shares of Class B Stock of MEC. The U.S. Plan, which is an associate of Mr. F. Stronach and Ms. Stronach, also owns 206,428 shares of Class A Subordinate Voting Stock of MEC. The Canadian Plan, which is an associate of Mr. F. Stronach, also owns 440,910 shares of Class A Subordinate Voting Stock of MEC. 865714, whose relationship with Mr. F. Stronach and Ms. Stronach is described above, also owns 18,348 shares of Class A Subordinate Voting Stock of MEC.

Taking into account the shares of MEC held by the Canadian Plan, the U.S. Plan, 865714 and Fair Enterprise, as applicable, as at the Record Date, Mr. F. Stronach and Ms. Stronach (through the Stronach Trust, an associate of both Mr. F. Stronach and Ms. Stronach) and these associates control approximately 17.8% of the Class A Subordinate Voting Stock of MEC in the case of Mr. F. Stronach and approximately 9.4% of the Class A Subordinate Voting Stock of MEC in the case of Ms. Stronach.

(14) This figure excludes the 42,751,938 Class A Subordinate Voting Shares of Intier issuable on conversion by the Corporation of its 42,751,938 directly and indirectly owned Class B Shares and the Class A Subordinate Voting Shares issuable on conversion of its Convertible Series Preferred Shares of Intier. The Corporation is controlled by the Stronach Trust, an associate of Mr. F. Stronach and Ms. Stronach.

All of the management nominees other than Mr. Harris were elected to their present terms of office by the shareholders of the Corporation at the Annual Meeting of Shareholders held on May 9, 2002. Each of the nominees have held the principal occupation identified above for the past five years with the exception of Mr. Harris, who was the Premier of Ontario from June 1995 until March 2002 and has acted as a business consultant since that date and as a Senior Business Advisor to Goodmans LLP since October 2002.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (28 persons) owned beneficially or exercised control or direction over 4,262,798 Class A Subordinate Voting Shares, or approximately 4.5% of the class, and 930,063 Class B Shares, or approximately 84.8% of the class, as at the Record Date. See also ''Voting Securities and their Principal Holders''.

Board

The Board oversees the business and affairs of the Corporation and acts through regularly scheduled Board meetings which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning meeting is held each year. There were nine (9) meetings of the Board during fiscal 2002. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through Committee meetings.

Mr. W. G. Davis resigned as a Director and as the Lead Director effective December 23, 2002, after having served as a member of the Board since June 6, 1985 and as the Lead Director since August 1, 1996. Mr. Edward C. Lumley has been appointed as the Lead Director in his place.

See ''Statement of Corporate Governance Practices'' below for a full description of the activities of the Board and the responsibilities of the Lead Director.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Environmental Committee and the Corporate Governance and Compensation Committee. From time to time the Board has established special committees composed entirely of outside and ''unrelated'' directors to review and make recommendations on specific matters. A special committee was established in November 2002 to review management's proposal to purchase certain real estate from various subsidiaries of MEC and to provide its recommendations to the Board. This special committee presented its report to the Board on December 23, 2002. See ''Interests of Management and Other Insiders in Certain Transactions'' below. Each committee operates pursuant to written guidelines or the mandate (charter) set out in their respective authorizing resolutions. The Corporation does not have an Executive Committee. Other committees are established by the Board from time to time as circumstances require.

The Audit Committee is composed of Messrs. D. Resnick (Chairman), K. Muhr and R. R. Richardson. See ''Audit Committee and Audit Committee Report'' below.

The Environmental Committee, composed of Messrs. D. Resnick (Chairman) and R. R. Richardson (both of whom are considered by the Board to be ''unrelated'' under The Toronto Stock Exchange (the ''TSX'') Guidelines for effective corporate governance referenced in Sections 472 to 474 of the TSX Company Manual (the ''TSX Guidelines''), operates under a written mandate and works directly with the Corporation's environmental and human resources management on environmental and health and safety matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. The committee meets quarterly to review significant issues in each area with environmental and human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes (if any) to the Policy.

The Corporate Governance and Compensation Committee, composed of Messrs. E. C. Lumley (Chairman), M. D. Harris and R. R. Richardson (all of whom are considered by the Board to be ''unrelated'' under the TSX Guidelines), operates under applicable law in addition to its written mandate. This committee reviews and makes recommendations to the Board regarding corporate governance and related party matters, administers compensation related plans, including the Amended and Restated Incentive Stock Option Plan (the ''Stock Option Plan''), administers the Pension Plan for Canadian Employees (the ''Canadian Pension Plan''), reviews succession plans, reviews and makes recommendations to the Board regarding executive compensation plans and compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation. There were eleven (11) meetings of this committee during fiscal 2002. See ''Compensation of Directors and Executive Officers — Corporate Governance and Compensation Committee'' and ''Report on Executive Compensation'' below.

AUDIT COMMITTEE AND AUDIT COMMITTEE REPORT

Audit Committee

The Audit Committee, pursuant to the Corporation's by-laws and its written mandate (charter), has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board and to evaluate the performance of, review the independence of, review the annual fees of and make recommendations to the Board as to the annual appointment of the Auditor. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders and has certain responsibilities relating to internal and external audits, internal controls and procedures, the selection and application of accounting principles, financial reporting and integrity, guidance, risk assessment and various other matters.

The committee also annually reviews and reassesses the adequacy of its written mandate (charter). The committee has recently updated its mandate (charter) and will finalize it once the proposed changes to the listing standards of the New York Stock Exchange (the ''NYSE'') and all proposed rules of the United States Securities and Exchange Commission (the ''SEC'') arising under the Sarbanes-Oxley Act (''SOX'') are finalized. The existing mandate (charter) was previously revised during fiscal 2000 and attached to the Corporation's April 3, 2001 Management Information Circular/Proxy Statement.

The committee met seven (7) times during fiscal 2002 with management, representatives of the Auditor and representatives of the Corporation's Internal Audit Department, both together and separately in each case.

All members of the committee are considered by the Board to be ''unrelated'' under both the TSX Guidelines and the proposed revisions to such Guidelines, as well as to be ''independent'' under both the existing and currently proposed listing standards of the NYSE and under the proposed rules of the SEC under SOX. The Corporation also considers each committee member to be ''financially literate'', and the Chairman of the committee to be a ''financial expert'', within the meaning of the proposed SEC rules under SOX.

See ''Statement of Corporate Governance Practices'' below.

Auditor Independence

The committee has discussed with the Auditor its independence from management and the Corporation and has considered whether the provision of non-audit services is compatible with maintaining the Auditor's independence. Fees paid to the Auditor for services provided in fiscal 2002 and fiscal 2001 were as follows:

	Fiscal 2002	Fiscal 2001
Audit services (1)	$4,867,500	$4,686,800
Audit-related services (2)	271,400	70,700
Tax services (3)	2,379,200	2,348,100
Other services (4)	nil	nil

(1) This category is intended to capture all fees in respect of services performed in order to comply with generally accepted auditing standards (''GAAS''). In some cases, these may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

(2) This category generally consists of fees paid in respect of assurance and related services (e.g. due diligence), including such things as employee benefit plan audits, due diligence relating to M&A, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards. The audit-related services actually provided by the Auditor in respect of fiscal 2002 consisted of due diligence services and benefit plan audits, while those in fiscal 2001 related solely to benefit plan audits.

(3) This category includes all fees paid in respect of services performed by the Auditor's tax professionals, except those services required in order to comply with GAAS which are included under ''Audit services''. Tax services include tax compliance, tax planning and tax advice. The tax services actually provided by the Auditor in fiscal 2002 and fiscal 2001 consisted of Canadian, U.S., European and Mexican tax compliance, advisory and research services.

(4) This category captures fees in respect of all services not falling under any of the foregoing categories.

Effective for fiscal 2003, the committee has established a process for the review and pre-approval of all services and related fees to be paid to the Auditor.

Audit Committee Report

In connection with the Consolidated Financial Statements for the financial year ended December 31, 2002, the committee has (1) reviewed and discussed the audited Consolidated Financial Statements with senior management, (2) discussed with the Auditor the matters required to be discussed by the Canadian Institute of Chartered Accountants and the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees) as amended, (3) received and reviewed with the Auditor the written disclosures and related letter from the Auditor required by the Canadian Institute of Chartered Accountants and U.S. Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and discussed with the Auditor the independence of the Auditor as auditor of the Corporation and (4) reviewed with the Auditor its Audit Report on the Consolidated Financial Statements.

Management is responsible for the Corporation's internal controls and the financial reporting process. Ernst & Young LLP is responsible for performing an independent audit on the Corporation's consolidated financial statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards and issuing an auditor report thereon. The committee's responsibility is to monitor and oversee these processes in accordance with its mandate (charter).

Based on these reviews and discussions and a review of the Audit Report, the committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in the Corporation's Annual Report, and other forms and reports required to be filed with the applicable Canadian securities commissions, the SEC and applicable stock exchanges in respect of the financial year ended December 31, 2002.

The foregoing report is dated as of March 24, 2003 and is submitted by the Audit Committee of the Board:

Donald Resnick (Chairman)   Karlheinz Muhr   Royden R. Richardson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all compensation earned during the last three completed financial years by the individuals who were as at December 31, 2002, the Chief Executive Officer and the four other most highly compensated executive officers (collectively the ''Named Executive Officers'') and the Chairman of the Board of the Corporation.

Name and Principal Position	Fiscal Year (2)	Annual Compensation (1)			Long-Term Compensation Awards	All Other Compensation (1)
		Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (3)	
Frank Stronach Chairman of the Board	2002	$200,000	nil	$1,500,000(4)(5)	nil	$31,500,000 (8)
	2001	200,000	nil	1,500,000 (4)(5)	750,000 Intier options (6)	31,500,000 (8)
	2000	200,000	nil	1,483,300 (4)(5)	310,000 Tesma options and 1,000,000 MEC options(7)	26,600,000 (8)
Belinda Stronach (9) President and Chief Executive Officer	2002	$110,500	$3,957,470	(5)	175,000	nil
	2001	110,500	1,648,270	(5)	100,000	nil
	2000	85,000	727,440	(5)	nil	nil
James Nicol (10) President and Chief Operating Officer	2002	$13,625	$266,900	(5)	175,000	$3,800,000
	2001	110,500	1,732,000	Cdn.$68,000 (5)	150,000 and 60,000 Intier options (11)	nil
	2000	100,000	1,558,800	(5)	10,000 Decoma options and 500,000 MEC options(12)	nil
Manfred Gingl (13) Executive Vice-Chairman	2002	$125,325	$3,310,678	(5)	nil	nil
	2001	Cdn.$227,442	Cdn.$1,404,960	(5)	nil	nil
	2000	Cdn.$227,137	Cdn.$1,546,688	(5)	200,000 Tesma	nil
Siegfried Wolf (14) Executive Vice-Chairman	2002	$100,000	$4,186,790	(5)	10,000 Intier options and 10,000 Decoma Options (15)	$708,650 (17)
	2001	100,000	3,073,200	(5)	150,000 and 50,000 Intier options (16)	507,200 (17)
	2000	100,000	4,534,300	(5)	nil	519,600 (17)
Vincent J. Galifi Executive Vice-President, Finance and Chief Financial Officer	2002	$110,500	$1,881,530	(5)	140,000	nil
	2001	110,500	1,420,230	(5)	100,000	nil
	2000	85,000	1,139,400	(5)	nil	nil
Tommy Skudutis (18) Executive Vice-President, Operations	2002	$110,500	$1,343,950	(5)	125,000	nil
	2001	110,500	1,264,630	(5)	25,000	nil
	2000	Cdn.$97,000	Cdn.$1,028,140	(5)	nil	nil

(1) All amounts for fiscal 2000, fiscal 2001 and fiscal 2002 were paid or are payable in U.S. dollars, except as otherwise indicated.

(2) 2002 or fiscal 2002 refers to the financial or fiscal year running from January 1, 2002 to December 31, 2002. 2001 or fiscal 2001 refers to the financial or fiscal year running from January 1, 2001 to December 31, 2001. 2000 or fiscal 2000 refers to the financial or fiscal year running from January 1, 2000 to December 31, 2000.

(3) These are options issued by the Corporation unless otherwise indicated.

(4) This amount is not compensation but represents fees paid to Mr. F. Stronach personally by an Austrian subsidiary of the Corporation for business development and other services performed by Mr. F. Stronach in Austria. See ''Interests of Management and Other Insiders in Certain Transactions'' below.

(5) Perquisites and other personal benefits did not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers and the Chairman of the Board other than Mr. Nicol who received a benefit in fiscal 2001 in respect of his interest-free housing loan in the principal amount of $800,000.

(6) This represents options granted by Intier during fiscal 2001 following review and approval by the outside members of the Intier Board of directors to SCo, an associate of Mr. F. Stronach, to purchase 750,000 Class A Subordinate Voting Shares of Intier as compensation for services to be rendered by SCo to Intier pursuant to a consulting agreement between them. See ''Stock Option Plans, Grants and Exercises'' below.

(7) This represents options granted by Tesma during fiscal 2000 following review and approval by the outside members of the Tesma board of directors to SCo, an associate of Mr. F. Stronach, to purchase 300,000 Class A Subordinate Voting Shares of Tesma as compensation for services to be rendered by SCo to Tesma pursuant to a consulting agreement between them. See ''Stock Option Plans, Grants and Exercises'' below. In fiscal 2000 Mr. F. Stronach also received options to purchase 10,000 Class A Subordinate Voting Shares of Tesma pursuant to the Tesma Incentive Stock Option Plan together with all other non-employee members of the Tesma board of directors and options to purchase 1,000,000 shares of Class A Subordinate Voting Stock of MEC pursuant to the MEC Long-Term Incentive (Stock Option) Plan. See ''Stock Option Plans, Grants and Exercises'' below.

(8) These amounts are not compensation but represent fees paid to SCo by European subsidiaries of the Corporation for business development and consulting services performed by SCo. See ''Interests of Management and Other Insiders in Certain Transactions'' below.

(9) Ms. Stronach became Vice-Chairman and Chief Executive Officer of the Corporation on February 21, 2001, prior to which Ms. Stronach served as an Executive Vice-President of the Corporaton. She became President of the Corporation, in addition to her position as Chief Executive Officer, immediately following the resignation of Mr. Nicol as President and Chief Operating Officer on January 14, 2002.

(10) Mr. Nicol resigned as President and Chief Operating Officer of the Corporation on January 14, 2002 and as an employee on February 14, 2002. In connection with his resignation, the Corporation paid Mr. Nicol a lump sum retiring allowance of $3.0 million, forgave repayment of an outstanding housing loan in the principal amount of $800,000 and amended all outstanding stock option agreements to permit their exercise until the specified expiry date, subject to the existing vesting provisions. For fiscal 2002 his compensation reflects only the period during which he was employed by the Corporation. Had Mr. Nicol been employed by the Corporation as its President and Chief Operating Officer for all of fiscal 2002, his base salary would have been $110,500 and his bonus would have been $1,881,530.

(11) In fiscal 2001 Mr. Nicol received options to purchase 60,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan, 10,000 of which were granted to him together with all non-employee members of the Intier board of directors. See ''Stock Option Plans, Grants and Exercises'' below.

(12) In fiscal 2000 Mr. Nicol received options to purchase 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan together with all other members of the Decoma board of directors and options to purchase 500,000 shares of Class A Subordinate Voting Stock of MEC pursuant to the MEC Long-Term Incentive (Stock Option) Plan. See ''Stock Option Plans, Grants and Exercises'' below.

(13) Mr. Gingl became a Vice-Chairman and a director on January 14, 2002, became an employee of the Corporation effective February 14, 2002 and was appointed as an Executive Vice-Chairman on May 9, 2002. He also continues in his role as Chief Executive Officer and as the Vice-Chairman and a director of Tesma, but ceased to be an employee of Tesma effective on February 14, 2002. For fiscal 2002 his compensation reflects the aggregate of the amounts paid by Tesma and the Corporation.

(14) Mr. Wolf is employed by European subsidiaries of the Corporation. He became Vice-Chairman and a director of the Corporation on March 8, 1999 and continued in his role as President, Magna Europe. Mr. Wolf resigned as Vice-Chairman of the Corporation and as President, Magna Europe on February 21, 2001 to become President and Chief Executive Officer of the Corporation's new Magna Steyr group. Following his resignation as President and Chief Executive Officer of the Magna Steyr Group, he was reappointed as a Vice-Chairman of the Corporation on January 14, 2002 and as an Executive Vice-Chairman on May 9, 2002.

(15) In fiscal 2002 Mr. Wolf received options to purchase 10,000 Class A Subordinate Voting shares of Intier pursuant to the Intier Incentive Stock Option Plan on becoming a director of Intier and options to purchase 10,000 Class A Subordinate Voting Shares of Decoma pursuant to the Decoma Incentive Stock Option Plan on becoming a director of Decoma. See ''Stock Option Plans, Grants and Exercises'' below.

(16) In fiscal 2001 Mr. Wolf received options to purchase 50,000 Class A Subordinate Voting Shares of Intier pursuant to the Intier Incentive Stock Option Plan. See ''Stock Option Plans, Grants and Exercises'' below.

(17) This represents the amounts credited to Mr. Wolf's phantom stock account of $398,700, $519,600 and $507,200 in respect of fiscal 1999, fiscal 2000 and fiscal 2001, respectively, in the form of 13,137, 8,463 and 7,978 units, respectively, of notional Class A Subordinate Voting Shares.

These amounts were credited pursuant to an agreement supplemental to Mr. Wolf's employment contracts which created a phantom stock account to which phantom Class A Subordinate Voting Share units were annually credited subsequent to the completion of each financial year of the Corporation for a term which commenced on January 1, 1999 and was originally to end on December 31, 2008. Each annual credit was calculated based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation for each such year divided by the 20 day weighted average closing price of Class A Subordinate Voting Shares on the NYSE during the last 20 trading days in December of such year. Class A Subordinate Voting Share credits to the account were also made annually based on the dividends paid by the Corporation during the applicable financial year calculated using the same price formula. This agreement was terminated in March 2002 with effect from December 31, 2001 and a payment of $2,134,148 made to Mr. Wolf based on the weighted average closing price ($68.55) of Class A Subordinate Voting Shares of the Corporation on the NYSE for the 20 trading days preceding the effective date of termination. The amount shown for 2002 represents the difference between the applicable amounts credited in respect of fiscal 1999 to 2001 and the payout made in 2002.

18 Mr. Skudutis became Executive Vice-President, Operations of the Corporation on May 16, 2001, prior to which he served as the President and, before that, the Vice-President, Operations of the Cosma International Group of the Corporation.

Stock Option Plans, Grants and Exercises

The Stock Option Plan was originally adopted by the shareholders of the Corporation on December 10, 1987. At the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, the Stock Option Plan was further amended and restated which enabled the Board to provide incentive stock options and stock appreciation rights in respect of Class A Subordinate Voting Shares to consultants as well as to eligible officers and employees of the Corporation and its subsidiaries. These amendments also provided for the grant of options for 5,000 Class A Subordinate Voting Shares of the Corporation to outside directors upon their election as a director of the Corporation as well as upon the completion of every five (5) year period of continuous service. See ''Directors' Compensation'' below.

The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is 6,000,000 Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Class A Subordinate Voting Shares on the TSX or the NYSE (with respect to option grantees residing outside of Canada where the grants are in U.S. dollars) on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined at the time of the grant, and options granted will be for terms not exceeding 10 years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. As at December 31, 2002 options to purchase an aggregate of 3,377,875 Class A Subordinate Voting Shares at prices ranging from Cdn.$62.75 to Cdn.$109.45 per share were issued and unexercised under the Corporation's Stock Option Plan. Vesting periods range from 4 to 7 years, with the expiration dates ranging from May 13, 2006 to December 31, 2011. Options to purchase an aggregate 1,009,625 Class A Subordinate Voting Shares have been previously exercised and options to purchase an aggregate 1,612,500 Class A Subordinate Voting Shares remain available for grant under the Stock Option Plan as at December 31, 2002.

No stock appreciation rights or options to purchase securities of the Corporation or its subsidiaries were granted to any of the Named Executive Officers or the Chairman of the Board during fiscal 2002, except as disclosed in the following table:

Option Grants During the 2002 Fiscal Year (1)					
Name	Number of Securities Under Option (2)	% of Total Options Granted to Employees in 2002 Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share)	Expiration Date
Belinda Stronach	175,000 Magna	13.0%	Cdn.$109.50	Cdn.$109.50	December 31, 2011
James Nicol (3)	175,000 Magna	13.0%	Cdn.$109.50	Cdn.$109.50	December 31, 2011
Siegfried Wolf	10,000 Intier 10,000 Decoma	2.3% 2.3%	$18.44 Cdn.$16.85	$18.44 Cdn.$16.85	December 31, 2011 April 1, 2012
Vincent J. Galifi	140,000 Magna	10.4%	Cdn.$109.50	Cdn.$109.50	December 31, 2011
Tommy Skudutis	125,000 Magna	9.3%	Cdn.$109.50	Cdn.$109.50	December 31, 2011

(1) Class A Subordinate Voting Shares are the only securities of the Corporation for which options have been granted under the Stock Option Plan. In the case of Intier and Decoma, these options are for their respective Class A Subordinate Voting Shares.

(2) The grant of options to the Named Executive Officers for Class A Subordinate Voting Shares of the Corporation were made on January 9, 2002 in respect of services performed in fiscal 2001, at an exercise price equal to the previous trading day's closing price on the TSX. All of these options are exercisable as to 20% on the date of grant and 20% on each of December 31, 2002, 2003, 2004 and 2005.

(3) Mr. Nicol resigned as President and Chief Executive Officer of the Corporation on January 14, 2002 and as an employee of the Corporation on February 14, 2002.

The following table provides certain information with respect to options for securities of the Corporation and its subsidiaries exercised by the Named Executive Officers and the Chairman of the Board during fiscal

2002 as well as the fiscal 2002 year end option values of all options for securities of the Corporation and its subsidiaries granted to such persons up to December 31, 2002:

Aggregate Option Exercises During the Fiscal Year Ended December 31, 2002 and 2002 Fiscal Year End Option Values (1)

Name	Securities Acquired on Exercise	Aggregate Value Realized on Exercise	Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002 (2)(3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Frank Stronach (4)	100,000	Cdn.$6,000,000	100,000 10,000 Tesma 1,000,000 MEC	100,000 nil nil	Cdn.$7,500,000 Cdn.$12,400 nil	Cdn.$7,500,000 nil nil
Belinda Stronach (5)	40,000	Cdn.$2,672,000	131,500	153,500	Cdn.$3,136,000	Cdn.$3,122,000
James Nicol (6)	nil 10,000 Decoma	nil Cdn.$91,000	133,000 nil	190,000 nil	Cdn.$3,879,000 nil	Cdn.$5,883,000 nil
Manfred Gingl	34,000 Tesma	Cdn.$569,160	120,000 Tesma	80,000 Tesma	Cdn.$148,800	Cdn.$99,200
Siegfried Wolf (7)	62,000	Cdn.$4,932,000	138,000 4,000 Intier 4,000 Decoma	85,000 6,000 Intier 6,000 Decoma	Cdn.$9,504,000 nil nil	Cdn.$5,883,000 nil nil
Vincent J. Galifi	5,000	Cdn.$317,800	167,000	134,250	Cdn.$6,782,387	Cdn.$3,347,000
Tommy Skudutis	nil	nil	89,000	91,000	Cdn.$2,802,000	Cdn.$1,118,000

(1) Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan. In the case of Tesma, Decoma and Intier these options are for their respective Class A Subordinate Voting Shares and in the case of MEC these options are for shares of its Class A Subordinate Voting Stock.

(2) The closing price on December 31, 2002 for Class A Subordinate Voting Shares of the Corporation on the TSX was Cdn.$88.07 and on the NYSE was $56.15.

(3) The closing prices on December 31, 2002 for the Class A Subordinate Voting Shares of Tesma on the TSX and NASDAQ were Cdn. $27.24 and $16.88, respectively. The closing prices on December 31, 2002 for the Class A Subordinate Voting Shares of Decoma on the TSX and NASDAQ were Cdn. $12.32 and $7.86, respectively. The closing prices on December 31, 2002 for the Class A Subordinate Voting Shares of Intier on the TSX and NASDAQ were Cdn. $17.40 and $11.00, respectively. The closing prices on December 31, 2002 for shares of Class A Subordinate Voting Stock of MEC on NASDAQ and the TSX were $6.20 and Cdn.$9.74, respectively.

(4) Does not include options granted to SCo, an associate of Mr. F. Stronach, to purchase: 750,000 Class A Subordinate Voting Shares of Intier at an exercise price of $13.72, 375,000 of which are vested and 375,000 of which are unvested, none of which have been exercised and none of which are in-the-money; 750,000 Class A Subordinate Voting Shares of Decoma at an exercise price of Cdn.$13.55, 500,000 of which are vested and 250,000 of which are unvested, none of which have been exercised and none of which are in-the-money; and 300,000 Class A Subordinate Voting Shares of Tesma at an exercise price of Cdn.$26.45, 150,000 of which are vested and have a value at December 31, 2002 of Cdn.$118,500 and 150,000 of which are unvested and have a value at December 31, 2002 of Cdn.$118,500, and none of which have been exercised. In each case these options were granted in return for consulting services to be rendered by SCo to Intier, Decoma and Tesma respectively under consulting agreements with each of them.

(5) In 2003, Ms. Stronach surrendered the following options to purchase: (a) 10,000 Class A Subordinate Voting Shares of Intier granted by Intier in 2001 to Ms. Stronach as a director under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 4,000 were exercisable and 6,000 were unexercisable and none of which were in-the-money on the date of surrender; and (b) 10,000 Class A Subordinate Voting Shares of Decoma granted by Decoma in 2001 to Ms. Stronach as a director under the Decoma Incentive Stock Option Plan at an exercise price of Cdn.$10.30, of which 4,000 were exercisable and had a value of Cdn.$13,000 on the date of surrender and 6,000 were unexercisable and had a value of Cdn.$19,500 on the date of surrender.

(6) Does not include options to purchase: 60,000 Class A Subordinate Voting Shares of Intier granted by Intier to Mr. Nicol in 2001 under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00, of which 8,000 have been cancelled, 22,000 are exercisable and 30,000 are unexercisable and none of which are in-the-money; and 500,000 shares of Class A Subordinate Stock of MEC granted by MEC to Mr. Nicol in 2000 under the MEC Incentive Stock Option Plan at an exercise price of $6.38, all of which are exercisable and none of which are in-the-money.

(7) Does not include options to purchase: 50,000 Class A Subordinate Voting Shares of Intier granted by Intier to Mr. Wolf in 2001 under the Intier Incentive Stock Option Plan at an exercise price of Cdn.$21.00 or $13.72, of which 20,000 are exercisable and 30,000 are unexercisable and none of which are in-the-money.

Pension Plans

None of the executive officers, including the Named Executive Officers and the Chairman, participate in any Corporation provided pension plans, including: the Canadian Pension Plan and the Pension Plan for United States employees (the ''U.S. Pension Plan''), both of which are defined benefit pension plans which were implemented effective January 1, 2001; or the Canadian, U.S., U.K. and Austrian Magna Employee Equity Participation and Profit Sharing Plans, of which the Canadian Plan, the U.S. Plan, the Magna International UK Employees' Deferred Profit Sharing Plan (the ''UK Plan'') and the Magna International Austrian Employees' Share Award Plan (the ''Austrian Plan'') are a part.

Employment Contracts

The Board, on the recommendation of the Corporate Governance and Compensation Committee (formerly the Human Resources and Compensation Committee), during fiscal 2002 approved new employment arrangements with Ms. Stronach effective February 14, 2002 in her role as Chief Executive Officer and President following the resignation of Mr. James Nicol as the President and Chief Operating Officer on January 14, 2002. Ms. Stronach's employment contract provides for a base salary of U.S. $110,500 per annum, an annual cash bonus based on a specified percentage of the Corporation's Pre-tax Profits before Profit Sharing as defined in the Corporate Constitution, the maintenance of the ownership of a minimum number of Magna Class A Subordinate Voting Shares, standard fringe benefits, confidentiality obligations and twelve (12) months non-solicitation and non-competition obligations. The Corporation may terminate Ms. Stronach's employment by providing twelve (12) months prior written notice of termination or paying a retiring allowance equal to the base salary and cash bonus (based on the specified percentage of the Corporation's Pre-tax Profits before Profit Sharing) for the full fiscal year ending immediately prior to the date of termination. The retiring allowance may be paid in a lump sum or in twelve (12) equal monthly instalments at the option of the Corporation. No notice, retiring allowance or other severance payment is required where the Corporation terminates employment for just cause or on Ms. Stronach's voluntary resignation, nor is a payment required to be made in the event of change of control of the Corporation.

Mr. Gingl became employed by the Corporation effective May 1, 2002, following his becoming a Vice-Chairman effective January 14, 2002. He assumed the position of Executive Vice-Chairman on May 9, 2002.

European subsidiaries of the Corporation entered into employment contracts with Mr. Wolf in March, 1999 but effective January 1, 1999 in his role as President, Magna Europe. This employment contract was not replaced when Mr. Wolf became President and Chief Executive Officer of Magna Steyr effective February 21, 2001. He was re-assigned to the position of Vice-Chairman on January 14, 2002 and appointed as Executive Vice-Chairman on May 9, 2002.

New employment contracts are currently under review for Messrs. Galifi, Gingl and Wolf. As part of the employment terms under consideration, the Corporate Governance and Compensation Committee has recommended, and the Board has approved, the implementation of a long-term incentive arrangement which involves the sale to each of Messrs. Galifi, Gingl and Wolf of restricted stock of the Corporation and certain of its public automotive subsidiaries and the payment of a special bonus. The restricted shares to be acquired by them are subject to certain terms, conditions and restrictions to be described in their respective employment contracts. Ten percent (10%) of the restricted shares will be released to each such individual on January 1, 2007 and on each January 1 thereafter to and including January 1, 2016, subject to certain conditions, provided each individual: (i) remains employed by the Corporation or an affiliate up to the earlier of the date of normal retirement or December 31, 2006, (ii) at any time while employed, the Corporation's capital expenditures have not in each fiscal year, without prior approval of the Board, exceeded a specified amount for such fiscal year, (iii) does not compete with, or disclose confidential information of, the Corporation, and (iv) devotes his full time and attention to the Corporation's business. If at any time up to and including January 1, 2016 the individual becomes permanently disabled and is unable as a result to perform his or her duties and responsibilities in the normal course of business, $33\frac{1}{3}$% of the unreleased restricted shares will be immediately released and an additional $33\frac{1}{3}$% will be released on the next two anniversary dates, subject to the continued satisfaction of certain conditions. Upon death, 100% of the restricted shares will be immediately released. In the event an individual reaches normal retirement prior to December 31, 2006, the restricted shares will be released as to 10% on the first anniversary date of retirement and as to 10% on each anniversary date of retirement, subject to the continued satisfaction of certain conditions. The restricted shares will not vest, and any further 10% instalment will be surrendered to the Corporation and not be released, if an individual at any time (i) competes with the business of the Corporation and/or its affiliates, (ii) solicits the employees of the Corporation and/or its affiliates for employment or otherwise or (iii) does not devote his/her full time and attention to the business of the Corporation and/or its affiliates and directly or indirectly own more than 10% of the equity of an active operating business. The Corporation expects to implement this arrangement for these individuals during fiscal 2003. See ''Report on Executive Compensation'' below.

Mr. Skudutis is currently employed under an employment contract entered into effective January 1, 2001. The employment contract with Mr. Nicol, which was entered into in May 1998, was terminated on February 14, 2002 when he resigned as an employee of the Corporation. The existing employment contracts or arrangements for Messrs. Wolf and Skudutis, and the previous employment contract or arrangement for Mr. Nicol, provided for base salaries disclosed in the Summary Compensation Table, annual cash bonuses based on a specified percentage of the Pre-tax Profits before Profit Sharing of the Corporation as defined in the Corporate Constitution, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-solicitation and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving twelve (12) months advance written notice of termination or by paying a retiring allowance equal to twelve (12) months base salary and cash bonus (based on the allocated percentage of Pre-tax Profits before profit sharing).

The maximum total amount potentially payable by the Corporation pursuant to the outstanding employment contracts for severance is approximately $9.8 million in the aggregate. No notice or severance payment is required for a termination for just cause or on voluntary resignation under any of the preceding employment contracts, nor are payments required to be made in the event of change of control of the Corporation.

Directors' Compensation

Directors who are not employees of the Corporation were paid during fiscal 2002 an annual retainer fee of $50,000 ($25,000 of which was paid in Class A Subordinate Voting Shares), a fee of $1,500 per meeting for attendance at meetings of the Board and its committees, a fee of $2,000 per day for travel days and a fee of $3,000 per day for any additional services. The Lead Director of the Board received a $75,000 annual retainer fee and outside directors who serve on Committees of the Board received an annual retainer fee of $10,000, with the chairman of the Audit Committee and of the Corporate Governance and Compensation Committee receiving an additional $15,000 annual retainer fee and the chairman of the Environmental Committee and any other committee of the Board receiving an additional $8,000 annual retainer fee. Commencing January 1, 2000, outside directors are required to accumulate and then maintain during their term as a director shares of the Corporation having an aggregate value of not less than $75,000. With respect to Mr. F. Stronach, see "Interests of Management and Other Insiders in Certain Transactions" below.

In recognition of past service and to more closely align the interests of "non-management" directors with the Corporation's shareholders, and pursuant to the amendments to the Stock Option Plan approved by the shareholders at the Annual and Special Meeting of Shareholders of the Corporation held on May 18, 2000, each of the eight (8) outside directors has been granted options in respect of 5,000 Class A Subordinate Voting Shares. The options for seven (7) of the outside directors were granted on January 28, 2000 for a term of approximately nine years ending December 31, 2009 at an exercise price of $51.00 (Cdn.$75.00), with 1,000 options vesting on the date of grant and 1,000 on each anniversary of the grant date, subject to accelerated vesting of 1,000 options for each prior year of service as a director of the Corporation. This exercise price exceeded by approximately 20% the TSX closing price on the trading day immediately preceding the date of grant. Mr. Harris was granted options in respect of 5,000 Class A Subordinate Voting Shares on January 7, 2003 upon his election to the Board. These options were granted for a term of approximately ten (10) years ending December 31, 2012 at an exercise price of Cdn.$94.63, with 1,000 options vesting on the date of the grant and 1,000 on each anniversary of the date of grant. Under the Stock Option Plan each outside director is to receive an additional grant of options for 5,000 Class A Subordinate Voting Shares on the completion of each five (5) year period of continuous service. Any Class A Subordinate Voting Shares received following exercise of any options by a director must be retained by such director until the $75,000 share maintenance requirement is met.

Effective January 1, 2000, the Corporation established the Non-Employee Director Share-Based Compensation Plan (the "DSP Plan") which provides for a deferral of up to 100% of an outside director's total annual cash remuneration from the Corporation (including Board and committee retainers, meeting attendance fees, work and travel day payments and written resolution fees), at specified levels elected by each director, until such director ceases to be a director of the Corporation for any reason. The amounts deferred are reflected in deferred share units allocated under the DSP Plan-i.e. notional units whose value reflects the market price of the Corporation's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a deferred share unit will appreciate (or depreciate) with increases (or decreases) in the market price of the Class A Subordinate Voting Shares of the Corporation. The DSP Plan also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP Plan, when a director leaves the Board, he/she receives (within a prescribed period of time) a cash payment equal to the then value of his/her accrued deferred share units, net of withholding taxes. Currently Messrs. Fike, Randa and Muhr have elected to participate in the DSP Plan.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board (the ''Committee'') is comprised of Messrs. E. C. Lumley (Chairman), M. D. Harris and R. R. Richardson, all of whom are considered by the Corporation to be outside and ''unrelated'' directors. Mr. W. G. Davis retired as the Chairman and a member of this Committee effective December 23, 2002 and was considered by the Board to be an outside and ''unrelated'' director. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the Chairman and the Chief Executive Officer and to review recommendations of the Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The Committee also has certain other responsibilities, including the administration of the Stock Option Plan and the Canadian Pension Plan, succession planning and other related matters as well as responsibility for corporate governance and related party matters. See ''Board of Directors — Board Committees'' above.

Report on Executive Compensation

Magna's unique, entrepreneurial corporate culture has evolved since the Corporation's founding approximately four decades ago. Two key elements of this entrepreneurial culture are the emphasis on decentralization, which provides a high degree of autonomy at all levels of operation, as well as the direct participation in profits. Certain aspects of this culture were formalized in 1984 when the Corporation's shareholders adopted the Corporate Constitution as part of the Corporation's Articles. The Corporate Constitution balances the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies developed since Magna's founding which align employee (including management) and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable Magna to maintain an entrepreneurial environment which encourages productivity, ingenuity and innovation.

It is the Corporation's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply its long established compensation philosophies, which have been essential to its continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Magna organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees (other than Intier, Tesma and Decoma employees, who participate in their own equity participation and profit sharing plans, MEC employees and those employees who have elected to participate in the Canadian Pension Plan or the U.S. Pension Plan (collectively, the ''Pension Plans'')) participate in ten per cent (10%) of the Employee Pre-Tax Profits before Profit Sharing of the Corporation under the Magna Employee Equity Participation and Profit Sharing Plans. Canadian and US employees who participate in the Pension Plans, participate in six percent (6%) of the Employee Pre-Tax Profits before Profit Sharing under the Magna Employee Equity Participation and Profit Sharing Plans.

The Committee applies the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See ''Summary Compensation Table'' above.

Incentive Compensation. The amount of direct profit participation and therefore the amount of compensation ''at risk'' increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods where profits are also reduced. As a result, senior corporate management (including executive officers) and senior operational managers have an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Variable incentive cash compensation for fiscal 2002 paid to the Named Executive Officers represents more than 90% of each individual's total cash compensation and reflects the financial performance of the Corporation and the overall performance of management during fiscal 2002.

Under the Corporate Constitution the aggregate incentive bonuses paid and payable to ''Corporate Management'' (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits before Profit Sharing for such year.

Long-Term Incentives. Minimum stock ownership has been required of all direct profit participators (including executive officers) since 1985 in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value.

Following a review with its external compensation consultants, the Committee in fiscal 1998 recommended to the Board the implementation of an ongoing stock option program involving annual grants under the Stock Option Plan to management and other eligible employees as part of total compensation. The Committee believed that, in addition to the existing mandatory stock maintenance program, such a program would assist in retaining such employees by providing them with an opportunity for capital appreciation and would further align their interests with shareholders. As a result of the implementation of this program, options have generally been granted on an annual basis by the Board on the recommendation of the Committee to members of management and eligible employees in respect of each fiscal year based on their individual performance and that of the Corporation during the prior fiscal year, in each case with not less than a four year vesting period. Options for 1,012,500 Class A Subordinate Voting Shares were granted to various members of senior management in January 2002 in respect to fiscal 2001 and options for 315,000 Class A Subordinate Voting Shares were granted in January 2003 in respect to fiscal 2002.

During fiscal 2002 the Committee commenced consideration of various arrangements involving equity or equity alternatives which would increase the equity ownership of and encourage potential participants to make a long-term commitment to the Corporation as well as to ensure certain basic corporate principles were followed both during and following employment. After an extensive review with various external tax, legal, accounting and compensation advisors, the Committee recommended to the Board that the Corporation implement a long-term retention arrangement involving the sale of restricted stock of the Corporation and various public subsidiaries of the Corporation to Messrs. Galifi, Gingl and Wolf. The ''unrelated'' members of the Board approved the Committee's recommendations in December 2002 and the Corporation intends to implement this arrangement for these individuals during fiscal 2003. Under this arrangement, restricted stock would be released in equal amounts over a ten (10) year period, subject to satisfaction of certain restrictions. See ''Employment Contracts'' above.

The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality, non-solicitation and non- competition arrangements. Prior to the renewal and/or material amendment of each such contract, the Committee reviews the executive officer's compensation in the context of Magna's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily ''at risk''. As part of its review policy, the Committee also conducts a bi-annual review of total compensation with the assistance of external compensation consultants retained by the Committee using compensation for a comparator group of North American companies as well as its own compensation criteria and overall approach to ensure the continued competitiveness of the Corporation's total compensation and effectiveness in achieving its compensation objectives. The Corporation's external compensation consultants prepared a comparative report in respect of 2002 compensation for various members of senior management using a group of 25 North American companies which have a global business, including four widely held Canadian based companies and 21 U.S. automotive components suppliers or similar industrial component suppliers, adjusted to account for differences in revenues.

Mr. F. Stronach's historical compensation reflects his special position as the Corporation's founder and architect of Magna's unique, entrepreneurial corporate culture. Until February 28, 1994, virtually all of Mr. F. Stronach's compensation had been variable incentive cash compensation and therefore directly reflected the continued financial success of the Corporation. Due to the rapid expansion of Magna's business outside North America, Mr. F. Stronach moved to Europe early in 1994. Mr. F. Stronach, directly and through Stronach & Co (''SCo''), provides business development and consulting services to Magna's European and other affiliates and co-ordinates global strategies. The Committee first reviewed the contractual arrangements referred to in ''Interests of Management and Other Insiders in Certain Transactions'' during fiscal 1994 and subsequently reviewed the annual fees payable under such arrangements on an annual basis as well as all amendments to, extensions of or replacements for the 1994 contractual arrangements. During fiscal 2002 and 2003, the Committee reviewed and recommended to the Board that it extend the term of the original Consulting Agreement, the new Business Development Agreement and the new Consulting Agreement to run for a further twelve months ending December 31, 2003 and reviewed the fees to be paid during the twelve-month period ending December 31, 2003. In each case the ''unrelated'' members of the Board subsequently approved all such fees and term extensions as being in the best interests of the Corporation. As Chairman, Mr. F. Stronach received a salary of $200,000 in fiscal 2002. See ''Summary Compensation Table'' above and ''Interests of Management and Other Insiders in Certain Transactions'' below.

Ms. Stronach assumed the role of Chief Executive Officer and Vice-Chairman of the Corporation effective February 21, 2001 and assumed the additional role of President effective February 14, 2002. Ms. Stronach's base salary, incentive compensation, long-term incentives and other compensation referred to in the Summary Compensation Table were reviewed and recommended by the Committee and approved by the ''unrelated'' members of the Board subsequent to her appointment as Chief Executive Officer and President, with effect from February 14, 2002. Based on the strong financial performance of the Corporation in fiscal 2001 when compared to its automotive competitors, including the achievement of record sales, operating income, net income from operations and diluted earnings per share from operations, the Committee recommended an increase in her percentage of Pre-tax Profits before Profit Sharing, as well as the other terms and conditions of her new employment contract, but did not increase her base salary. In January 2003, the Committee also recommended a grant of options for 75,000 Class A Subordinate Voting Shares. See ''Employment Contracts'' above. The increase in profit-sharing and option grant was intended to provide Ms. Stronach with total compensation competitive with the Chief Executive Officers of the Corporation's comparator group, recognizing her recent appointment to the position. In fiscal 2002 the Corporation's financial performance exceeded that of the 75th percentile of the Corporation's comparator group on return on average assets, annualized earnings per share growth and total shareholder return over a three year period.

Magna believes that its continued strong, profitable growth and strong balance sheet positions it for long-term growth in shareholder value, which justifies competitive financial rewards for executive officers which are principally contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

Edward C. Lumley (Chairman)   Michael D. Harris   Royden R. Richardson

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the yearly total cumulative return (including dividends) for Cdn.$100 invested in Class A Subordinate Voting Shares and Class B Shares on December 31, 1997 with the cumulative return of the S&P/TSX Total Return Composite Index during the five years ended December 31, 1998, 1999, 2000, 2001 and 2002.

Value of Cdn.$100 Invested on December 31, 1997



Fiscal or Financial Years	December 31, 1997	December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002
Magna Class A	Cdn.$100.00	Cdn.$107.92	Cdn.$71.02	Cdn.$76.63	Cdn.$126.38	Cdn.$112.44
Magna Class B	100.00	100.83	81.58	96.26	110.01	105.21
S&P/TSX Total Return Composite	100.00	98.42	129.63	139.23	121.73	106.59

The total cumulative shareholders' return for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$112.44 and in the Class B Shares was Cdn.$105.21, in each case compared to Cdn.$106.59 for the S&P/TSX Total Return Composite Index.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation or their respective associates were indebted at any time during fiscal 2002 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities or securities of subsidiaries, excluding routine indebtedness or indebtedness that has been entirely repaid. The aggregate amount of indebtedness as at the Record Date to the Corporation and its subsidiaries, excluding routine indebtedness, was approximately $3.0 million in the case of present and former officers, directors and employees of the Corporation and its subsidiaries. None of this indebtedness was incurred in connection with the purchase of securities of the Corporation or its subsidiaries. The following table contains information concerning such indebtedness by current and former directors, executive officers and senior officers of the Corporation or their associates or affiliates:

Table of Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs			
Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002	Amount Outstanding as at March 28, 2003
Manfred Gingl Executive Vice-Chairman	Tesma	Cdn.$0.8 million	Cdn.$1.0 million

(1) A company controlled by Mr. Gingl purchases and sells products and services to an Austrian subsidiary of Tesma. All such purchases and sales are effected on normal commercial terms. At December 31, 2002, Cdn.$0.8 million was recorded as a net receivable from this company. By March 28, 2003, this net receivable had increased by Cdn.$0.2 million to Cdn.$1.0 million.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Two trusts (the "Trusts") make purchases of Class A Subordinate Voting Shares and Class B Shares from time to time for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan, for transfer to employees in payment of bonuses or for sale to employees. During fiscal 2002, the Trusts borrowed up to $50.1 million interest-free from the Corporation to facilitate the purchase during the year of Class A Subordinate Voting Shares, principally for transfer to the Canadian Plan, the U.S. Plan, the U.K. Plan and the Austrian Plan. This indebtedness was $27.8 million at December 31, 2002.

Under a Consulting Agreement dated August 1, 1994 between Magna Investments S.A., a Belgian corporation and a direct subsidiary of the Corporation, and SCo, an associate of Mr. F. Stronach, SCo is to provide certain consulting services to the subsidiaries and affiliates of Magna Investments S.A. located in Europe, for an annual fee payable quarterly in advance. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to New Magna Investments S.A. ("Magna Belgium") effective July 26, 2001. The Consulting Agreement had an original contract term of five years expiring July 31, 1999, with annual fees to be mutually agreed upon for each twelve month contract period. During fiscal 1999 the contract term of this Consulting Agreement was extended from July 31, 1999 to July 31, 2000, was further extended during fiscal 2000 for an additional five months from July 31, 2000 to December 31, 2000 and was further extended during fiscal 2001 for an additional twelve months from December 31, 2000 to December 31, 2001. In March 2002 the contract term of this Consulting Agreement was further extended from December 31, 2001 to December 31, 2002 for an annual fee of $19.5 million for the contract period January 1, 2002 to December 31, 2002. In March, 2003 the contract term of this Consulting Agreement was further extended from December 31, 2002 to December 31, 2003 for an annual fee of $22.0 million for the contract period January 1, 2003 to December 31, 2003.

Effective August 1, 1997 Magna Investments S.A. and SCo entered into a Business Development Agreement under which SCo is to provide business development services on behalf of Magna Investments S.A. to certain of its European affiliates which have contracted with Magna Investments S.A. to develop business opportunities and provide certain other services on a global basis to achieve the global business development plan of each such Magna affiliate, for an annual fee payable quarterly in arrears. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Business Development Agreement was assigned to Magna Belgium effective July 26, 2001. The Business Development Agreement had an original contract term of five years ending July 31, 2002 with annual fees to be mutually agreed upon for each twelve (12) month contract period. In March 2002 the contract term of the Business Development Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002 for an annual fee of $12.0 million for the contract period January 1, 2002 to December 31, 2002. In March 2003 the contract term of this Business Development Agreement was further extended from December 31, 2002 to December 31, 2003 for an annual fee of $12.5 million for the contract period January 1, 2003 to December 31, 2003.

Effective August 1, 1997 Magna Holding AG and Mr. F. Stronach, the Chairman of the Corporation, entered into a Consulting Agreement under which Mr. F. Stronach is to provide business development and other services to certain of Magna Holding AG's subsidiaries in Austria, for an annual fee payable quarterly in arrears. As a result of a reorganization of the Corporation's subsidiaries in Europe, this Consulting Agreement was assigned to Magna Europa AG effective August 1, 1998. Magna Europa AG was subsequently transformed into Magna Steyr AG & Co. KG in fiscal 2001. This Consulting Agreement had an original contract term of five years ending July 31, 2002, with annual fees to be mutually agreed upon for each contract period. In March 2002 the contract term of this Consulting Agreement was extended for an additional five months from July 31, 2002 to December 31, 2002 for an annual fee of $1.5 million for the contract period January 1, 2002 to December 31, 2002. In March 2003 the contract term of this Consulting Agreement was further extended from December 31, 2002 to December 31, 2003 for an annual fee of $1,500,000 for the contract period January 1, 2003 to December 31, 2003.

The terms and conditions of each of the three contracts described above, including the fees to be paid during fiscal 2002 and fiscal 2003, were reviewed by the Corporate Governance and Compensation Committee and approved by the outside and ''unrelated'' directors on the Board as being in the best interests of the Corporation.

The Corporation, directly or indirectly through MI Developments Inc. (''MID'') or one or more of its subsidiaries, purchased in December 2002 from one or more subsidiaries of MEC, four (4) parcels of real estate located in Canada and one (1) parcel of real estate located in each of the United States and Austria, for an aggregate purchase price of approximately $42.4 million. The purchase price of each parcel was previously approved by the outside and ''unrelated'' directors on the Board and the terms and conditions of purchase for each were reviewed and negotiated by a special committee composed of three (3) outside and ''unrelated'' directors, which obtained and relied upon independent opinions of value for certain parcels. Each parcel was determined by the Committee to be required by the Corporation and its operations.

On July 31, 2003, MID also completed the purchase from Tesma of all of the land and buildings comprising the Tesma corporate campus, for a purchase price of Cdn.$38.2 million, following approval by the outside and ''unrelated'' directors of the Tesma board of directors. Tesma will lease the properties back from MID for a term of twelve (12) years.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Magna has adopted certain structures and procedures, in addition to its Corporate Constitution, to ensure that effective corporate governance practices are followed and the Board functions independently of management. The following describes Magna's approach to corporate governance with specific reference to Magna's Corporate Constitution which reflects the Corporation's historical commitment to effective corporate governance practices, to each of the fourteen (14) non-compulsory Guidelines for effective corporate governance referenced in Sections 472 to 474 of The Toronto Stock Exchange Company Manual (the ''Guidelines'') and to other corporate governance practices.

In addition to the Corporate Constitution, the Corporation is subject to a number of legislative and regulatory corporate governance requirements and guidelines, including those of the TSX, OSC, NYSE and the SEC. Recently, these legislative and regulatory bodies have proposed or implemented a number of new of modified rules and regulations in the area of corporate governance. These matters include the proposed amendments to the Guidelines, the new proposed amended listing requirements of the NYSE, the enactment of SOX and recently proposed amendments to the Ontario Securities Act in the area of continuous disclosure. The Corporation is in compliance with those provisions of the above-noted initiatives which have been implemented and which currently apply to the Corporation. The Corporation and the Board of Directors continue to regularly monitor the those initiatives that remain at the proposal stage or which currently do not apply to the Corporation with a view to making appropriate changes to the Corporation's corporate governance structures as and when these initiatives are finalized and implemented.

The following is a discussion of the Corporation's Corporate Constitution and a comparative review of the Corporation's current corporate governance practices relative to the Guidelines.

Magna's Corporate Constitution

The adoption by Magna's shareholders in 1984 of the Corporate Constitution represented the formalization of Magna's corporate governance practices which had evolved over many years. During the period prior to 1984, certain specific policies were developed, described in each Annual Report to Shareholders and applied by the Board and management. These policies attempt to strike a balance between the Corporation's stakeholders — its employees, managers and investors — by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The specific inclusion of such policies in a Corporate Constitution, which has formed part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder, was (and continues to be) unprecedented to the Corporation's knowledge.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:

(1) A majority of the members of the Corporation's Board must be individuals who are not ''officers or employees of the Corporation or any of its affiliates or related to such officers or employees''.

(2) Shareholders are entitled to certain minimum annual dividend distributions i.e. not less than 20% of the Corporation's after-tax profits on average over a rolling three financial year basis (the ''Dividend Policy'').

(3) Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4) Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna's equity (the ''Investment Policy'').

(5) Certain specific distributions of pre-tax profits relating to employee profit participation (10%), to the support of social objectives (maximum 2%) and to research and development (minimum 7%) are required (the ''Distribution Policy'').

A description of each of the foregoing policies is contained in the Annual Report to Shareholders as well as the Corporation's Annual Information Form. These policies represent another aspect of Magna's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Corporate Governance and Compensation Committee's Report on Executive Compensation (see ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' above) as well as the Employee Charter of Rights.

TSX Guidelines

Following is a statement of the Corporation's existing corporate governance practices with specific reference to the existing TSX Guidelines.

Item 1 of the TSX Guidelines:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning, including appointing, training and monitoring senior management; (d) a communications policy for the corporation; and (e) the integrity of the corporation's internal control and management information systems.

The Board oversees the Corporation's business and affairs, supervises the day-to-day conduct of business by senior management, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets. For this purpose, the Board holds regularly scheduled Board meetings on a quarterly basis, with additional meetings scheduled when required. A separate strategic planning and business plan review meeting is also held each fiscal year. See "Board of Directors — Board". In addition, there is continued communication between senior management and Board members on an informal basis and through Committee meetings.

The TSX Guidelines emphasize the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identify five matters which are regarded as the principal responsibilities to be discharged by a board. These matters, which are in addition to the Board's legal obligations under the *Business Corporations Act* (Ontario), are each considered below.

Adoption of a Strategic Planning Process. For many years the Corporation has had a strategic planning process which directly involves the Board. Prior to the commencement of, or in the first month of, each financial year, the Board participates in a meeting with management devoted solely to strategic planning in which future trends and risks, both in the automotive industry and with respect to the Corporation's non-automotive activities conducted through Magna Entertainment Corp., over a three to seven year horizon are jointly identified. Specific product strategies and three-year business plans at both the corporate and group level are presented by corporate and group management for discussion. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the meeting. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification and Management of Principal Risks. By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed. For example the Board and management developed a corporate strategy to significantly expand its operations outside the United States and Canada commencing in fiscal 1994 in response to the historical cyclicality of the North American auto industry and the continued trend to the development of global automotive markets. In fiscal 2001, following the recommendation of a special committee, the Board approved the creation of two new global groups, Magna Interiors (now called Intier Automotive Inc.) and Magna Steyr, in order to meet the global requirements of the Corporation's OEM customers and approved the spinoff of Intier as a separate public company in August 2001. In addition, both the Audit Committee and the Environmental Committee play a role in identifying and implementing monitoring and other systems to deal with the risks which fall within their respective mandates. See "Audit Committee and Audit Committee Report — Audit Committee" and "Board of Directors — Board Committees" above.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. The Corporation's long-established policy of profit-based compensation has continued to be implemented by the Corporate Governance and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See "Compensation of Directors and Executive Officers — Report on Executive Compensation" above. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the Committee is involved in management succession and manpower planning issues. The Chief Executive Officer reviews management succession and development with the Committee as part of the annual compensation review process, both of which remain key objectives for fiscal 2003. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. The Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public. The Corporation's investor communications personnel are responsible for responding to all shareholder communications and for the operation of the Corporation's investor communications program. This program includes quarterly open conference calls/webcasts to present the financial results for each quarter and the complete financial year, industry analyst meetings and meetings with institutional shareholders. Extensive presentations are made at each Annual Shareholders Meeting which explain the Corporation's business results for the prior financial year and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents and has reviewed a draft Corporate Disclosure Policy which it intends to implement in fiscal 2003. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by the Corporation's Employee Relations Department, particularly the management of its unique Employee Charter of Rights. This program includes monthly employee communications meetings, the publication of a monthly news letter (Magna People) and an employee annual report as well as the maintenance of an employee hotline, divisional employee advocates and divisional fairness committees to directly address individual employee concerns.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit and Environmental Committees, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in their delegated areas. Both the Audit Committee and Environmental Committee meet quarterly prior to each quarterly Board meeting. See ''Board of Directors — Board Committees'' above for a description of Committee mandates and membership.

Items 2 and 3 of the TSX Guidelines:

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The application of the definition of ''unrelated director'' to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

As previously described, the Corporate Constitution of the Corporation requires that a majority of the Corporation's Board be comprised of individuals who are not officers or employees of Magna or any of its affiliates, nor persons related to such officers or employees. In order to assess the Corporation's compliance with the TSX Guidelines and the Corporate Constitution, the Board has considered the circumstances of each of the members of the Board and has concluded that a majority of the twelve (12) current Board members (Messrs. Harris, Lumley, Muhr, Randa, Resnick, Richardson and Vranitzky) are viewed by the Board as ''unrelated'' directors within the meaning of TSX Guideline (2) as they are ''free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding'', and have no interests in or relationship to a significant shareholder, including the Stronach Trust. The Board is also of the view that, prior to his resignation on December 23, 2002, Mr. Davis was also an ''unrelated'' director on the same basis. While the investment banking firm employing Mr. Lumley performs underwriting services for Magna and its public subsidiaries from time to time, these assignments are made on a competitive basis and approved by the Board (with Mr. Lumley having declared his interest and abstained from voting) in the case of the Corporation or by the board of directors of the relevant public subsidiary. While the bank employing Dr. Randa performs banking services for Magna and its subsidiaries from time to time, these are provided on a competitive basis and are not material in amount. While Torys, to which Mr. Davis is counsel, provides legal services from year to year to the Board and its committees and to certain of the Corporation's public subsidiaries, the amount or dollar value of such services are not significant or material either to Torys or to Magna or its subsidiaries when compared to the overall amount or dollar value of legal services provided to Magna and its subsidiaries in any period. These relationships and/or services are neither ''material'' to Magna nor do they interfere with or compromise such directors' ''ability to act with a view to the best interests of the Corporation''. The Board accordingly believes all seven (7) directors are ''unrelated'' within the meaning of Guidelines (2) and (3). The other five (5) Board members are related, Ms. Stronach and Messrs. Gingl and Wolf being members of management and Mr. F. Stronach and Ms. Stronach being both officers of the Corporation and trustees of, and therefore related to, the Stronach Trust. While Mr. Fike has not been employed by, or performed consulting services for, the Corporation for more than three (3) years, the Board considers him as being related. The Stronach Trust is a significant shareholder by virtue of its voting control of Magna through its Class B shareholdings. See ''Voting Securities and Their Principal Holders'' above. None of the seven (7) ''unrelated'' directors have interests in or relationships with the Stronach Trust and the Board therefore believes that the Board's composition appropriately reflects the investment in Magna by its shareholders other than the Stronach Trust.

Item 4 of the TSX Guidelines:

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

While Magna has not established a separate nomination committee, Magna believes that the nomination of directors (within the requirements established by the Corporate Constitution) can be effectively dealt with by (1) the ''unrelated'' or outside directors on the Board due to its relatively small size, (2) the Audit Committee or Corporate Governance and Compensation Committee, both of which are composed entirely of outside directors, all of whom are ''unrelated'', or (3) the Lead Director.

Item 5 of the TSX Guidelines:

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Magna does not, at the current time, have a formal process for assessing the effectiveness of the Board as a whole, its committees or the contributions of individual directors. However, the Corporation's Lead Director will assist in the development of and will lead a Board self-assessment process to assess the effectiveness of the Board, the committees of the Board and individual directors for implementation in respect of fiscal 2003.

Item 6 of the TSX Guidelines:

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Magna ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by shareholders or appointment by the Board, as applicable. This includes an orientation manual as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election or appointment to the Board, Board members routinely accept standing invitations to visit operational facilities and engage in discussions with individual corporate or operational managers.

Item 7 of the TSX Guidelines:

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Corporation's Board currently consists of twelve (12) members. Magna has historically maintained a functional Board of between nine (9) and fourteen (14) in order to facilitate effective and efficient decision making. While there are no specific criteria for Board members, the Corporation attempts to maintain a diversity of personal experience and background, particularly amongst the outside directors.

Item 8 of the TSX Guidelines:

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of Magna are currently paid certain annual retainer and per meeting and other fees referred to under "Compensation of Directors and Executive Officers — Directors' Compensation" above. Magna reviews the form and adequacy of these compensation levels every two years relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member.

Item 9 of the TSX Guidelines:

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Magna has established a number of Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees include an Audit Committee, a Corporate Governance and Compensation Committee and an Environmental Committee. See "Board of Directors — Board Committees" and "Audit Committee and Audit Committee Report" above. All of the members of these committees currently consist solely of outside and "unrelated" directors. Ad hoc Board committees, including special committees, have also been established from time to time to carry out a specific function delegated by the Board. Members of ad hoc or special committees generally consist solely of outside and "unrelated" directors depending on the nature of the matter under consideration.

Item 10 of the TSX Guidelines:

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has assigned to the Corporate Governance and Compensation Committee the responsibility for developing the Corporation's approach to governance issues, for assessing the effectiveness of its system of corporate governance as a whole and for its response to the TSX Guidelines. As mentioned above, the Corporate Governance and Compensation Committee consists solely of outside and "unrelated" directors.

Item 11 of the TSX Guidelines:

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board currently has no formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval; however, there is a clear understanding between management and the Board through historical Board practice and accepted legal practice that all transactions or other matters of a material nature must be presented by management for approval by the Board. As previously indicated, each committee does have a formal written mandate outlining such committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains residual authority. Notwithstanding the foregoing, the Board is currently examining and expects to adopt a Board mandate (charter) in fiscal 2003 which sets forth position descriptions for the Board and the Chief Executive Officer.

The Board has not developed a formal position description or mandate for the Chief Executive Officer, nor specific written objectives which the Chief Executive Officer is responsible for meeting, however, there is regular discussion between the Board, the Corporate Governance and Compensation Committee, the Lead Director, the Chairman and the Chief Executive Officer with respect to the performance of the Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Corporate Governance and Compensation Committee also considers the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and generally reviews the performance of other senior managers with the Chief Executive Officer during each financial year. See ''Compensation of Directors and Executive Officers — Report on Executive Compensation'' above. As mentioned above, a formal position description for the Chief Executive Officer is expected to be included in a Board mandate (charter) expected to be adopted in fiscal 2003.

Item 12 of the TSX Guidelines:

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the ''lead director''. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

As previously indicated, the primary legal mechanism implemented by Magna to ensure Board independence from management is the outside director requirement in the Corporate Constitution, the existence of a majority of what the Board believes are ''unrelated'' directors and the role of the Lead Director.

Mr. F. Stronach has been the Chairman of the Board since 1971 reflecting his position as the founder of a predecessor of the Corporation in 1957. While a trustee of the Stronach Trust and therefore related to the controlling shareholder, he is technically a non-executive chairman; however, the Corporation does not consider him as such due to the foregoing relationship and his relationship with Stronach & Co. See ''Interests of Management and Other Insiders in Certain Transactions'' above.

From August 1, 1996 to his resignation on December 23, 2002, Mr. W. G. Davis served as the Lead Director of the Board. Mr. Edward C. Lumley has been appointed as the Lead Director of the Board in replacement for Mr. Davis. The Lead Director's duties include representing the Corporation's outside and ''unrelated'' directors in discussions with senior management on corporate governance issues and other matters, assisting in identifying potential nominees to the Board, assisting in ensuring that the Board functions independently of management and performing such other duties and responsibilities as are delegated by the Board from time to time.

In addition, Magna believes that its current Board size facilitates direct and immediate communication between ''unrelated'' directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

In the past year, the ''unrelated'' directors as well as the Audit Committee and the Corporate Governance and Compensation Committee have regularly met independently of management.

Item 13 of the TSX Guidelines:

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Corporation's Audit Committee is composed of three outside and ''unrelated'' directors and has the responsibilities described above under ''Audit Committee and Audit Committee Report''. The Audit Committee meets regularly following the conclusion of each fiscal quarter and the Corporation's year-end, at which time members of the Audit Committee engage in direct communications with the Corporation's internal and external auditors and its financial management. Such communications involve a regular assessment of the adequacy of the Corporation's internal and external financial reporting and audit processes, as well as a review and discussion of specific issues as circumstances warrant. During each such meeting, the Audit Committee engages in *in camera* discussions with each of the internal auditor, the external auditor and representatives of the Corporation's senior financial management so as to cultivate frank and open discussions with each of these groups. See ''Audit Committee and Audit Committee Report'' above.

Item 14 of the TSX Guidelines:

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Board Committees are empowered to engage outside advisors at the Corporation's expense where required in the course of their duties and have done so from time to time. The Board would also consider requests to retain outside advisors at the Corporation's expense by individual directors or Committee members on their respective merits at the time that any such request was made.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

During fiscal 2001 the Corporation renewed for a three year period commencing August 1, 2001 through July 31, 2004, an insurance policy which currently provides, amongst other coverages, for executive liability of up to U.S.$255 million (per occurrence and in the aggregate for all claims made during the policy year) for officers and directors of the Corporation and its subsidiaries, subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from violations of or the enforcement of pollutant laws and regulations. The premium payable in respect of the policy year August 1, 2002 to July 31, 2003 for the executive indemnification portion of this insurance policy was approximately Cdn.$1,137,600.

RE-APPOINTMENT OF AUDITOR

At the Meeting the shareholders will be asked to re-appoint Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee. Ernst & Young LLP has been the Auditor of the Corporation since February 27, 1969. The persons named in the accompanying forms of proxy will, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Audit Committee to fix the Auditor's remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2004 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 9, 2004.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 28, 2003 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

Belinda Stronach	**J. Brian Colburn**
President and	Secretary
Chief Executive Officer	

The Corporation files an annual information form with the Ontario Securities Commission and, under a Form 40-F, with the United States Securities and Exchange Commission. A copy of the most recent annual information form, this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.

